UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date	May 27, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual meeting of shareholders (the "Meeting") of **Minefinders Corporation Ltd.** (the "Company") will be held on Thursday, June 16, 2005 at the Marriott Pinnacle Hotel, at 1128 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 2:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the annual financial statements of the Company for its financial year ended December 31, 2004 and the auditor's report thereon;
2. To set the number of directors at six;
3. To elect directors for the ensuing year;
4. To appoint BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor for the ensuing financial year and to authorize the directors to set the auditor's remuneration;
5. To confirm proposed new By-law No. 7 and repeal all prior by-laws of the Company; and
6. To transact such other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 18th day of April, 2005.

BY ORDER OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

of

MINEFINDERS CORPORATION LTD.

to be held on

THURSDAY, JUNE 16, 2005

MANAGEMENT INFORMATION CIRCULAR

MINEFINDERS CORPORATION LTD.
Suite 2288 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

(all information as at April 18, 2005 unless otherwise noted)

(all dollar amounts are expressed in Canadian dollars unless otherwise stated)

PERSONS MAKING THE SOLICITATION

This Management Information Circular is furnished in connection with the solicitation of proxies being made by the management of Minefinders Corporation Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 16, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors and officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.** A Proxy will not be valid unless it is completed, dated and signed and delivered to CIBC Mellon Trust Company, of Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information

Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Usually, Intermediaries use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

i) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and **DELIVER IT TO CIBC MELLON TRUST COMPANY** as provided above; or

ii) more typically, be given a voting instruction form (often called a "proxy authorization form") **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions that the Intermediary must follow. Usually, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Company in care of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are specific, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the proxyholder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 36,476,841 fully paid and non-assessable common shares. **The Company has no other classes of securities.**

The directors of the Company have fixed April 29, 2005 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at it. Any transferee who acquires shares after the record date and who wishes to attend the Meeting and to vote the transferred shares must demand, not later than 10 days before the Meeting, to be included in the list of shareholders prepared for the Meeting. Registered shareholders should contact CIBC Mellon Trust Company and non-registered shareholders should contact the Intermediary through whom they acquired the shares.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations that, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Fidelity Management & Research Company (1)	4,476,790	12.27%

(1) Shares are collectively held by Fidelity Management & Research Company and certain affiliates and associates.

EXECUTIVE COMPENSATION

The Company is required to report particulars of compensation paid to the following defined persons (the "Named Executive Officers" or "NEOs").

(a) the Company's chief executive officer ("CEO");

(b) the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

At December 31, 2004, the end of its most recently completed financial year, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

NEO Name and Principal Position	Financial Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts	
		Salary	Bonus	Other Annual Compensation [2]	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	Long Term Incentive Plan ("LTIP") Pay-Outs	
Mark H. Bailey President and CEO	2004	$171,480[1]	$39,050[3]	$109,660[3]	150,000	Nil	N/A	Nil
	2003	Nil	Nil	$322,355[4]	200,000	Nil	N/A	Nil
	2002	Nil	Nil	$206,419	500,000	Nil	N/A	Nil
Ronald J. Simpson CFO[5]	2004	$74,667	N/A	N/A	75,000	Nil	N/A	Nil
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Tench C. Page VP, Exploration	2004	$138,290[1]	$19,525[3]	$76,470[3]	100,000	Nil	N/A	Nil
	2003	Nil	Nil	$222,145[4]	100,000	Nil	N/A	Nil
	2002	Nil	Nil	$172,071	350,000	Nil	N/A	Nil

(1) These monies were paid pursuant to employment agreements dated June 10, 2004.
(2) These monies were paid pursuant to consulting agreements that were replaced by employment agreements effective June 10, 2004 (refer to "Management Contracts" for further particulars).
(3) Includes a bonus that was payable for the financial year ended 2004 but was not paid until 2005.
(4) Includes a bonus that was payable for the financial year ended 2003 but was not paid until 2004.
(5) Mr. Simpson began employment with the Company on May 5, 2004.

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

NEO Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) [1]	Expiration Date
Mark H. Bailey	June 14, 2004	150,000	17.75%	$8.80	$8.80	June 14, 2009
Ronald J. Simpson	May 17, 2004	75,000	8.88%	$8.25	$8.25	May 17, 2009
Tench C. Page	June 14, 2004	100,000	11.83%	$8.80	$8.80	June 14, 2009

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Mark H. Bailey	160,000	$1,758,000	925,000 / Nil	$1,978,750 / Nil
Ronald J. Simpson	Nil	Nil	75,000 / Nil	Nil / Nil
Tench C. Page	Nil	Nil	665,000 / Nil	$1,848,250 / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares at December 31, 2004 was $8.15.

Compensation Committee

The Company does not have a compensation committee. Compensation matters are reviewed and approved by the entire board of directors (the "Board"), which consists of Mark H. Bailey, James Martin Dawson, H. Leo King, Robert L. Leclerc, Anthonie Luteijn and Paul MacNeill. Mark H. Bailey is also an executive officer of the Company, and in all cases that affect his compensation he refrains from participating in the discussion or the vote.

Report on Executive Compensation

The Board has no formal compensation policy. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on a combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

The foregoing criteria are used to assess the appropriate compensation level for the Company's CEO.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on January 1, 2000 with the cumulative total return of the Standard & Poor's / TSX Composite Index (formerly the TSX 300 Stock Index) (the "TSX Index") for the five most recently completed financial years of the Company.

Minefinders Corporation Ltd. ("MFL")
Comparison of Five Year Total Common Shareholder's Return


$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-
1999
2000
2001
2002
2003
2004
MFL
S&P/TSX Index

	1999	2000	2001	2002	2003	2004
MFL	$0.75	$0.96	$1.75	$6.75	$10.60	$8.15
S&P/TSX Index	8413.75	8933.68	7688.41	6614.54	8220.89	9246.65

Termination of Employment, Change in Responsibilities and Employment Contracts

On June 10, 2004, each of Mark H. Bailey, President and CEO, and Tench C. Page, VP Exploration, entered into an employment agreement with the Company. The employment agreements replaced consulting agreements with private companies, of which Mr. Bailey and Mr. Page are principals, for management, technical and administrative services (see "Management Contracts" for further details).

The employment contracts provide for annual salaries of US$186,000 for Mr. Bailey and US$150,000 for Mr. Page, severance payments of two times annual salary in the case of termination other than for a change of control or for cause, and severance payments of three times annual salary in the case of termination relating to a change of control of the Company.

On May 14, 2004, Ronald J. Simpson, CFO, entered into an employment agreement with the Company. Under the agreement, Mr. Simpson is entitled to an annual salary of $124,000. In the event Mr. Simpson's employment is terminated by the Company without cause or by Mr. Simpson within 60 days of a change of control of the Company, Mr. Simpson will be entitled to a severance payment equal to one-half of his annual salary.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended December 31, 2004 except for the Chairman of the Board, who was paid a total fee of US$12,500 for acting in that capacity under an appointment made in June 2004.

Historically, the Company has had no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of stock options in accordance with the policies of the Toronto Stock Exchange (the "TSX"). During the most recently completed financial year, the Company granted stock options to purchase an aggregate 400,000 common shares to directors, including grants made to the President and CEO. Effective April 1, 2005, directors other than Mr. Bailey will receive an annual retainer, for services rendered as directors, initially set at $10,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,440,000	$6.89	661,868
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	3,440,000	$6.89	661,868

The Company has two "fixed ceiling" incentive stock option plans. The following is a summary of the principal terms of the plans.

1998 Plan

Under the Company's stock option plan dated January 23, 1998, as amended (the "1998 Plan"), 5,133,348 common shares were made available for purchase upon the exercise of options. This represents 14.07% of the Company's current outstanding capital. Options to purchase 2,015,000 shares (which represents 5.52% of the Company's current outstanding capital) are outstanding. Only 848 shares are available for future awards of options (which represents 0.002% of the Company's current outstanding capital).

The 1998 Plan provides that stock options may be awarded to directors and employees (which includes individuals regularly employed on a full-time basis as well as service providers and consultants) of the Company and any of its subsidiaries.

The 1998 Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue all or a majority of the options to insiders of the Company.

The exercise price of an option is determined by the Board, but may not be less than the market value of the Company's common shares as of the date of the award of the option (the "Award Date"). The market value of the Company's shares for a particular Award Date would typically be the closing trading price of the Company's shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

The Company does not have the ability under the 1998 plan to transform a stock option into a stock appreciation right involving an issuance of securities from treasury (such a right exists under the 2003 Plan. See "2003 Plan" at page 8, paragraph five).

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. In the event an option holder ceases to be a director or employee of the Company other than by reason of death, his or her option will expire on the earlier of the expiry date fixed by the Board (the "Fixed Expiry Date") and the 30th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director or employee is terminated for cause. In the event of the death of an option holder, his or her option will expire one year after the date of death, or on the Fixed Expiry Date, whichever is earlier.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. Typically, options have vested immediately upon issuance.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time prospectively or retrospectively amend the 1998 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder (in the case of a retrospective amendment) and, to the extent required by the TSX, the Company's shareholders.

2003 Plan

Under the Company's stock option plan dated April 16, 2003, as amended (the "2003 Plan"), 2,156,020 common shares (after an amendment in 2004 to increase the number of shares available by 1,045,882 common shares, which was approved by the shareholders on June 10, 2004) were made available for purchase upon the exercise of options. This represents 5.91% of the Company's current outstanding capital. Options to purchase 1,425,000 shares (which represents 3.91% of the Company's current outstanding capital) are outstanding. Only 661,020 shares are available for future awards of options (which represents 1.81% of the Company's current outstanding capital).

The 2003 Plan provides that stock options may be awarded to directors, officers, employees and consultants of the Company and any of its affiliates, and to consultant companies.

The 2003 Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the number of shares reserved for issuance to any one individual under the 2003 Plan exceed 5% of the outstanding issue (as at the date of this Management Information Circular, this would represent 1,823,842 shares).

The exercise price of an option is determined by the Board, but may not be less than the market price of the Company's common shares as of the date of the award of the option (the "Award Date"). The market price of the Company's shares for a particular Award Date would typically be the closing trading price of the Company's shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the exercise price be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. Unless otherwise provided for in the option certificate, in the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death or disability, his or her option will expire on the earlier of the expiry date fixed by the Board (the "Fixed Expiry Date") and the 90th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director, officer, employee or consultant is terminated for cause. In the event of the death or disability of an option holder, his or her option will expire six months after the date of death or termination for disability, or on the Fixed Expiry Date, whichever is earlier. In the event of a change of control or impending change of control the Board may, if it reasonably determines that it is necessary or desirable for the Company to do

so in conjunction with the change of control, deal with outstanding options in a manner that it deems to be fair and reasonable in light of the circumstances.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events. Typically, options have vested immediately upon issuance.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time prospectively or retrospectively amend the 2003 Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder (in the case of a retrospective amendment) and, to the extent required by the TSX, the Company's shareholders.

MANAGEMENT CONTRACTS

Under the terms of a consulting agreement (the "Agreement"), between the Company and M.H. Bailey & Associates, L.L.C. ("Bailey & Associates"), a private company of which Mark H. Bailey, the President, CEO and a director of the Company, is a principal, the Company agreed to pay Bailey & Associates a monthly retainer of US$15,500 (equivalent to US$186,000 per annum) for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Bailey to act, at the request of the directors, as a director and/or officer of the Company, plus a daily rate of US$400 per day in excess of 20 days per month. The Agreement included change of control provisions that in certain circumstances would have entitled Bailey & Associates to liquidated damages in an amount equal to 36 months of its monthly retainer. The Agreement was terminated and replaced by an employment agreement effective June 10, 2004 (see "Termination of Employment, Change in Responsibilities and Employment Contracts", page 6).

Under the terms of a consulting agreement (the "Consulting Agreement"), between the Company's subsidiary, Minefinders (USA) Inc. ("USA"), and Sierra Timber and Gold Corp. ("Sierra"), a private company of which Tench C. Page, Vice President, Exploration of the Company, is a principal, USA agreed to pay Sierra a monthly retainer of US$12,500 (equivalent to US$150,000 per annum) for a guaranteed 20 days per month of full time management, technical and administrative services, including the services of Mr. Page to act, at the request of the directors, as a director and/or officer of USA, plus a daily rate of US$400 per day in excess of 20 days per month. The Consulting Agreement included change of control provisions that in certain circumstances would have entitled Sierra to liquidated damages in an amount equal to 24 months of its monthly retainer. The Consulting Agreement was terminated and replaced by an employment agreement effective June 10, 2004 (see "Termination of Employment, Change in Responsibilities and Employment Contracts", page 6).

In addition, the Company has a bonus plan pursuant to which Bailey & Associates and Sierra were, and Mark H. Bailey and Tench C. Page are, eligible to receive a bonus for achieving certain milestones established by the Board. Subsequent to December 31, 2004, the Board awarded bonuses of US$30,000 and US$15,000 to Bailey & Associates and Sierra respectively, and US$30,000 and US$15,000 to Mark H. Bailey and Tench C. Page, respectively.

Except as stated above, management functions of the Company are substantially performed by directors and executive officers of the Company and not by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of 2004, none of the Company's directors, executive officers, 10% shareholders, or associates and affiliates of any of the foregoing persons and companies had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is the President of P. MacNeill Law Corporation, which provides legal services to the Company. Such services amounted to $175,865 in 2004. Anthonie Luteijn received $14,445 for consulting engineering services provided in 2004.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of shareholders of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-Laws of the Company or with the provisions of the *Business Corporations Act* (Ontario).

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company (1) and Place of Residence (2)	Principal Occupation (2)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (2)
Mark H. Bailey President, CEO and a director of the Company. *Washington, United States of America*	Business Executive; President and CEO of the Company since 1995; President of M.H. Bailey & Associates, L.L.C., Consulting Geologists.	July 27, 1995	420,700
James Martin Dawson (3) Director of the Company. *British Columbia, Canada*	Business Executive; President of Dawson Geological Consultants Ltd. from 1985.	March 18, 1996	Nil
H. Leo King (3) Director of the Company. *British Columbia, Canada*	Geologist; President of International Barytex Resources Ltd., a mining company.	May 15, 1996	10,000

Name , Present Position(s) with the Company (1) and Place of Residence (2)	Principal Occupation (2)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (2)
Robert L. Leclerc (3) Chairman and a Director of the Company. *Nevada, United States of America*	Chairman of the Company since 2004; Business Consultant; Chairman and Chief Executive Officer of Echo Bay Mines Ltd., from April 1997 to February 2003.	March 27, 1997	140,000
Anthonie Luteijn Director of the Company. *British Columbia, Canada*	Mining Engineer: President and director of A Luteijn Mining Consulting Services. Formerly VP Project Development and Operations for Canico Resource Corp. and Sutton Resources Ltd; Manager of Evaluations for Placer Dome Inc.	June 10, 2004	Nil
Paul C. MacNeill Corporate Secretary and a director of the Company. *British Columbia, Canada*	President, P. MacNeill Law Corporation.	September 15, 1995	396,100

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2) The information as to place of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3) Members of the Company's Audit Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Company's Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the Ontario *Business Corporations Act*.

The Board meets on a regular basis.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, four of the Company's six directors are unrelated. The related directors of the Company are Mark Bailey, the President and CEO of the Company, and Paul MacNeill, the Corporate Secretary of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and CEO. Mark Bailey is the Company's President and CEO. The Board is chaired by Robert L. Leclerc, an unrelated director.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has one committee, namely the Audit Committee, which is comprised exclusively of unrelated directors. The Audit Committee and its mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO, the CFO, and the independent auditor to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the accounting firm to be appointed as independent auditor. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and undertakes other activities required by regulatory authorities. During the year

ended December 31, 2004, the Audit Committee, composed of Robert L. Leclerc, James Martin Dawson and H. Leo King, met five times.

As required by Multilateral Instrument 52-110 – *Audit Committees* of the Canadian Securities Administrators, the Company's Annual Information Form (the "AIF") dated March 21, 2005, which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to pages 30-31 of the AIF for further information.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of BDO Dunwoody LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors, on recommendation of the Audit Committee. The auditor was first appointed on November 29, 1993.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of New By-law

The Company's business and affairs have been regulated by By-law No. 6 since April 19, 1995. Management believes that it is in the best interest of the Company to adopt a new By-law under the *Business Corporations Act* (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. The Board has adopted By-law No. 7, a copy of which is included in this Management Information Circular as Schedule "B". At the Meeting, shareholders will be asked to pass a resolution to confirm By-law No. 7. Upon the confirmation of By-law No. 7 by the shareholders, By-law No. 7 will come into force and all prior by-laws of the Company will be repealed.

By-law No. 7 is in most material respects the same as By-law No. 6. The most significant change is an increase in the quorum requirement at a meeting of shareholders from two persons present in person (each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Management is asking shareholders to vote affirmatively on the following resolutions to confirm By-law No.7:

"RESOLVED THAT:

1. By-law No. 7, which is attached to the Management Information Circular dated April 18, 2005 as Schedule "B", be confirmed;

2. all prior by-laws of the Company be repealed; and

3. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute all such documents and other writings as may be required to give effect to the true intent of these resolutions."

ADDITIONAL INFORMATION

Additional financial information is provided in the Company's comparative audited consolidated financial statements and Management's Discussion and Analysis for the financial year 2004, which are available on SEDAR at www.sedar.com or may be obtained by writing to the Company at Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3. Other information is also available on SEDAR, and on the Company's website at http://www.minefinders.com.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

SCHEDULE "A"

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
1	The Board should explicitly assume responsibility for stewardship of the Company specifically for:		
(a)	adoption of a strategic planning process	Yes	The Board reviews strategic plans formally on an annual basis, and informally as required.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis.
(c)	succession planning and monitoring senior management	Yes	The Board as a whole has the responsibility for succession planning as it relates to senior management. The Board as a whole monitors and reviews the performance of senior management.
(d)	communications policy	Yes	The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed.
(e)	integrity of internal control and management information systems	Yes	The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters.
2	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Only Mark Bailey, the President and CEO, and Paul MacNeill, the Corporate Secretary, are related directors.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
3	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	Mark Bailey – Related - is President and CEO of the Company. Paul MacNeill - Related - is the Corporate Secretary of the Company as well as the President of P. MacNeill Law Corporation, which provides legal services to the Company. For the remainder of directors and the proposed directors, none of them or their associates (excepting Mr. Leclerc, and Mr. Luteijn, discussed below) have: - worked for the Company - material contracts with the Company - received remuneration from the Company in excess of stock options - a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors) James Martin Dawson - Unrelated H. Leo King - Unrelated Robert L. Leclerc - Unrelated. Mr. Leclerc, since June 2004, has been Chairman of the Company. For acting in that capacity, he is paid an annual retainer of US $25,000. Anthonie Luteijn – Unrelated. Mr. Luteijn received $14,445 for consulting engineering services provided in 2004.
4.a.	Appoint a committee responsible for appointment/ assessment of directors	No	The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board.
4.b.	Composed exclusively of non-management directors, the majority of whom are unrelated	No	The Board believes the present balance between related and unrelated directors to be appropriate.
5	Implement a process for assessing the effectiveness of the Board, its committee and directors	Yes	The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management.
6	Provide orientation and education programs for new directors	No	Board turnover has been rare. As a result, the Board provides ad hoc orientation for new directors.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
7	Consider reducing size of the Board, with a view to improving effectiveness	Yes	The Board as a whole has reviewed the size of the Board and concluded that the proposed number of directors is appropriate to the needs of the Company at this time.
8	Review compensation of directors in light of risks and responsibilities	Yes	The Board as a whole considers the compensation of directors periodically.
9.a.	Committees should generally be composed of non-management directors	Yes	The Audit Committee is composed entirely of non-management directors
9.b.	Majority of committee members should be unrelated.	Yes	The Audit Committee is composed entirely of unrelated directors.
10	Appoint a committee responsible for approach to corporate governance issues	No	The Board as a whole has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company.
11.a.	Define limits to management's responsibilities by developing mandates for:		
	i) the Board	Yes	Although there is no specific mandate for the Board, other than as specified in the *Business Corporations Act* (Ontario), any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board.
	ii) the CEO	Yes	The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
11.b.	Board should approve CEO's corporate objectives	Yes	The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO.
12	Establish structures and procedures to enable the Board to function independently of management	Yes	On occasions where it is considered advisable, the Board has met in the absence of management.
13.a.	Establish an audit committee with a specifically defined mandate	Yes	The Audit Committee has a written charter and the mandate includes the duty to monitor audit functions and review annual and quarterly financial statements. See also "Audit Committee" in the Management Information Circular.

TSX Corporate Governance Committee Guidelines		Does the Company Conform?	Comments
13.b.	All members should be non-management directors	Yes	The Audit Committee is composed entirely of non-management directors.
14	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	No	The Audit Committee is entitled to engage outside advisors at the expense of the Company. Otherwise, no formal system for the engagement of outside advisors has been implemented. Directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting the engagement of advisors or establishing specific guidelines as to how such arrangements are to be made.

BY-LAW NO. 7

A By-law relating generally to the conduct

of the business and affairs of

MINEFINDERS CORPORATION LTD.

CONTENTS

1. Interpretation
2. Business
3. Directors
4. Meetings of Directors
5. Remuneration and Indemnification
6. Officers
7. Shares
8. Meetings of Shareholders
9. Execution of Documents
10. Notices
11. Repeal and Effective Date

BE IT ENACTED as a by-law of Minefinders Corporation Ltd. (the "Corporation") as follows:

1. INTERPRETATION

1.1 In this by-law and all other by-laws and resolutions of the Corporation, unless the context otherwise requires:

(a) "**Act**" means the Business Corporations Act, R.S.O. 1990, c. B.16, and includes the Regulations made thereunder, as amended from time to time;

(b) "**Articles**" means the articles of incorporation, amalgamation or continuation of the Corporation as amended or restated from time to time;

(c) "**Board**" means the board of directors of the Corporation;

(d) **"By-laws"** means all by-laws of the Corporation as amended from time to time;

(e) **"Corporation"** means this Corporation; and

(f) **"person"** includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

1.2 In this by-law words importing the singular include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders, where the context requires.

1.3 All other words and terms appearing in this by-law have the same definitions and application as in the Act.

2. BUSINESS

2.1 **Registered Office**. The registered office of the Corporation shall be at the place within Ontario from time to time specified in the Articles and at a location there, initially as specified in the Articles, and thereafter as the Board may from time to time determine.

2.2 **Corporate Seal**. The Corporation may, but need not, have a corporate seal and if one is adopted it shall be in a form approved from time to time by the Board.

2.3 **Financial Year**. Until changed by resolution of the Board, the financial year of the Corporation shall end on the day fixed by the directors.

2.4 **Banking Arrangements**. The banking business of the Corporation or any part of it may be transacted with a bank, trust company or other firm or corporation carrying on a banking business that the Board may designate from time to time by resolution and all such banking business, or any part of it, shall be transacted on the Corporation's behalf by one or more officers or other persons that the Board may designate from time to time by resolution and to the extent provided, including without limiting the generality of the foregoing, the operation of the Corporation's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any banking business and defining the rights and powers of the parties; and the authorizing of any officer of the banker to do any act or thing on the Corporation's behalf to facilitate the banking process.

2.5 **Borrowing**. Without limit to the powers of the Board as provided in the Act, the Board may from time to time on behalf of the Corporation:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2.6 **Delegation**. Subject to the Act, the Articles and By-laws, the Board may from time to time delegate to a director, a committee of directors or an officer of the Corporation or such other person or persons so designated by the Board, all or any of the powers conferred on the Board by section 2.5 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

3. DIRECTORS

3.1 **Powers**. The management of the business and affairs of the Corporation shall be undertaken or supervised by a board of directors being composed of such number of directors as shall be set out in the Articles or as may from time to time be determined in accordance with the Act.

3.2 **Resident Canadians**. The Board shall have among its members the number or proportion of resident Canadian directors that is required by the Act from time to time.

3.3 **Qualifications**. Subject to section 3.2, any person may be a director of the Corporation except:

(a) a person who is less than eighteen (18) years of age; or

(b) a person who is of unsound mind and has been so found by a court in Canada or elsewhere; or

(c) a person who has the status of a bankrupt; or

(d) a person who is not an individual.

At least one-half of the directors shall not be officers or employees of the Corporation or any of its affiliates.

3.4 **Election and Term**. The election of directors shall take place at each annual meeting at which an election of directors is required. The directors shall hold office for an expressly stated term which shall expire not later than the close of the third annual meeting of

shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election. Incumbent directors, if qualified, shall be eligible for re-election. If directors are not elected at a meeting of shareholders the incumbent directors shall continue in office until their successors are elected. Unless the Articles provide for a fixed number of directors, subject to the Act, the number of directors to be elected at any such meeting shall be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the Board.

3.5 **Resignation.** A director may resign from office upon giving a written resignation to the Corporation and his or her resignation becomes effective when received by the Corporation or at the time specified in the resignation, whichever is later.

3.6 **Removal**. Subject to the Act, the shareholders may, by ordinary resolution at an annual or special meeting, remove any director from office before the expiration of his or her term and may, by a majority of the votes cast at the meeting, elect any person in his or her place for the remainder of his or her term, failing which a quorum of the directors may fill the vacancy.

3.7 **Vacation of Office**. The office of a director shall be vacated at the end of his or her term, or:

(a) if he or she dies; or

(b) if by notice in writing to the Corporation he or she resigns his or her office, in accordance with section 3.5; or

(c) if he or she becomes bankrupt or suspends payment or compounds with his or her creditors or makes an authorized assignment or is declared insolvent; or

(d) if he or she becomes or is found to be of unsound mind or mentally incompetent, or otherwise ceases to be qualified under this by-law; or

(e) if he or she is removed from office by a proper resolution of the shareholders.

3.8 **Vacancies**. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the directors, except a vacancy resulting from,

(a) an increase in the number of directors other than an increase in the number of directors pursuant to a special resolution empowering the Board to fix the number of directors within a range set out in the Articles provided, however, that after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders; or,

(b) an increase in the maximum number of directors set out in the Articles, as the case may be; or,

(c) a failure to elect the number of directors required to be elected at any meeting of shareholders.

4. MEETINGS OF DIRECTORS

4.1 **Place of Meetings**. Meetings of the Board may be held at the registered office of the Corporation or at any other place. There is no requirement for a majority of the meetings held in any financial year of the Corporation to be held in Canada.

4.2 **Meetings by Telephone**. Where all the directors present at or participating in the meeting have consented, such consent not to be unreasonably withheld, any director may participate in a meeting of the Board by means of conference telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in the meeting by these means is present at the meeting. A director who does not object at the commencement of the meeting to another director's participation by these means shall be deemed to have consented to such participation.

4.3 **Notice and Calling of Meetings**. Meetings of the Board shall be held from time to time at a place, at a time and on a day that the chair or any two directors may determine, and the secretary shall call meetings when directed. Notice of every meeting so called shall be given to each director not less than forty-eight (48) hours before the time when the meeting is to be held. Meetings of directors may be held at any time without formal notice if all the directors are present otherwise than to dispute the holding of the meeting or if those absent have waived notice of or otherwise signified their consent to the holding of the meeting. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires its purpose or business to be specified. Notice of an adjourned meeting is not necessary if the time and place of the adjourned meeting is announced at the original meeting.

4.4 **Regular Meetings**. The Board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of regular meetings of the Board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meetings, except where the Act requires their purpose or their business to be specified.

4.5 **First Meeting of New Board**. Provided a quorum is present, each newly elected Board may without notice hold its first meeting following the meeting of shareholders at which such Board is elected.

4.6 **Quorum**. Subject to section 4.7, the quorum for the transaction of business at any meeting shall be two-fifths (2/5) of the number of directors as determined from time to time in accordance with the Act.

4.7 **Resident Canadians**. Directors shall not transact business at a meeting of the Board unless a majority of the directors present are resident Canadians unless:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting and a majority of resident Canadian directors would have been present if that director had been present at the meeting; or

(b) the Act does not require a majority of the directors present to be resident Canadians.

4.8 **Chair**. The chair of any meeting of the Board shall be the first mentioned of the following officers who have been appointed and who is a director and is present at the meeting:

chair of the Board, president.

If no such officer is present, the directors present shall choose one of their number to be chair.

4.9 **Votes to Govern**. Every question at any meeting of the Board shall be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the Board shall be decided by a show of hands unless a ballot is required or demanded.

4.10 **Disclosure of Interests in Contracts**. Every director or officer of the Corporation who is a party to a contract or proposed contract with the Corporation, or is a director or officer or has an interest in any corporation which is a party to a contract or proposed contract with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of directors the nature and extent of his or her interest as required by the Act. Such a director shall not vote on any resolution to approve such a contract except as provided in the Act.

4.11 **Resolution in Lieu of Meeting**. Any by-law or resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors is as valid as if it had been passed at a meeting of directors or a committee of directors.

4.12 **Delegation**. Directors may appoint from their number a committee or committees of directors and delegate to the committee or committees any of the powers of the directors except powers to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor, or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chair of the Board or the president of the Corporation;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares of the Corporation;

(g) approve a management information circular;

(h) approve a take-over bid or directors' circular;

(i) approve any annual financial statements;

(j) approve an amalgamation or amendment to the Articles; or

(k) adopt, amend or repeal by-laws.

If the directors appoint a committee or committees of directors, the committee or committees shall have among its or their members the number or proportion of resident Canadians that is required by the Act from time to time. Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

5. REMUNERATION AND INDEMNIFICATION

5.1 **Remuneration and Expenses**. Subject to the Articles or By-laws, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board, any committee thereof or of the shareholders and expenses properly incurred by them in the performance of their duties generally. This shall not preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

5.2 **Standard of Care**. Every director and officer of the Corporation shall exercise the powers and discharge the duties of his or her office honestly and in good faith with a view to

the best interests of the Corporation, and in doing so shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.3 **Limitation of Liability**. No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the Board for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the funds of or belonging to the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the funds, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of his or her duties or in relation to them, unless they come about through his or her own wilful neglect or default. Nothing shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of it.

5.4 **Indemnity of Directors and Officers**. Without limit to the right of the Corporation to indemnify any person to the full extent permitted by law, the Corporation shall indemnify every director or officer of the Corporation, every former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if,

(a) he or she acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

5.5 **Derivative Actions**. The Corporation shall, with the approval of the court, indemnify a person referred to in section 5.4 in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in paragraphs (a) and (b).

5.6 **Insurance**. Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any person referred to in section 5.4 hereof as the Board may from time to time determine.

6. OFFICERS

6.1 **Election or Appointment**. At the first meeting of the Board after each election of directors, the Board may elect or appoint a chair of the Board, a chief executive officer, a president, a secretary, one (l) or more vice-presidents, a chief financial officer, a treasurer and any other officers as the Board may determine including one (l) or more assistants to any of the officers so appointed. Except for the chair of the Board, none of the officers, including the president, need be a director or shareholder. Any two (2) of the offices may be held by the same person.

6.2 **Term, Remuneration and Removal**. The terms of employment and remuneration of all officers elected or appointed by the Board shall be determined, from time to time by resolution of the Board, however, at least one-half of the directors shall not be officers or employees of the Corporation or any of its affiliates. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him or her from receiving any remuneration that may be determined. All officers, in the absence of agreement to the contrary, are subject to removal by resolution of the Board at any time with or without cause. Unless otherwise specified or determined by the Board, each officer appointed by the Board shall hold office until his or her successor is appointed or his or her earlier resignation.

6.3 **Chair of the Board**. If a chair is appointed, he or she may be known as "Chairman", "Chairwoman" or "Chairperson" and he or she shall have all of the powers and duties that the Board may specify, subject to the Act and the By-laws.

6.4 **Chief Executive Officer**. The chief executive officer, if any, shall perform all the duties of the chair of the Board in the absence or disability of the chair of the Board, as the case may be, and any other duties that may from time to time be assigned to him or her by the Board.

6.5 **President**. The president shall sign all instruments which require his or her signature and shall have the powers and perform duties vested in the office of president of the Corporation and shall have all other powers and duties that may from time to time be assigned to him or her by the Board.

6.6 **Vice-President**. The vice-president, if any, or if there are more than one (1), the vice-presidents, in order of seniority (as determined by the Board), shall be vested with all the powers and shall perform all the duties of the president in the absence or disability or refusal to act of the president, except that no vice-president shall preside at or convene a meeting of the directors or shareholders unless he or she is qualified to attend such meetings as a director or shareholder, as the case may be. If a vice-president exercises any such duty or power, the absence or inability of the president to exercise it shall be presumed. A vice-president shall

also perform all duties and exercise all powers that the president may from time to time delegate to him or her or that the Board may prescribe.

6.7 **Secretary**. The secretary shall, if present, act as secretary of all meetings of the directors, shareholders and committees of the Board and shall enter or cause to be entered in minute books kept for that purpose minutes of all proceedings at the meetings. If the secretary is absent, the chair shall appoint some person who need not be a shareholder or director to act as secretary of the meeting. The secretary shall issue, or cause to be issued, when instructed, notices to shareholders, directors, auditors and members of committees in respect of all meetings of the directors, shareholders and committees of the Board. The secretary shall be custodian of the corporate seal of the Corporation and of all minute books, papers, records, documents and other instruments belonging to the Corporation. The secretary shall sign with the president or other signing officer or officers of the Corporation any instruments that require his or her signature and shall perform the duties that the terms of his or her engagement call for or that the Board may from time to time properly require of him.

6.8 **Chief Financial Officer**. The chief financial officer shall keep, or cause to be kept, full and accurate accounting records in which shall be recorded all receipts and disbursements of the Corporation. The chief financial officer shall deposit or cause to be deposited all funds received by the Corporation in the Corporation's bank account. The chief financial officer shall, under the direction of the Board, supervise the safekeeping of securities and the disbursement of the funds of the Corporation. The chief financial officer shall at all reasonable times exhibit his or her books and accounts to any director of the Corporation upon application to the office of the Corporation during business hours and shall render to the Board, whenever required, an account of all his or her transactions as chief financial officer and of the financial position of the Corporation. The chief financial officer shall perform any other duties that may from time to time be prescribed by the Board.

6.9 **Treasurer**. The treasurer, if any, shall perform all the duties of the chief financial officer in the absence or disability of the chief financial officer, as the case may be, and any other duties that may from time to time be assigned to him or her by the Board.

6.10 **Assistant Secretary and Assistant Treasurer**. The assistant secretary, if any, and the assistant treasurer, if any, shall perform all the duties of the secretary and treasurer in the absence or disability of the secretary or treasurer, as the case may be, and any other duties that may from time to time be assigned to them by the Board.

6.11 **Other Officers**. The duties of all other officers of the Corporation shall be those that the terms of their engagement call for or the Board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board otherwise directs.

6.12 **Variation of Duties**. Subject to the Act, from time to time the Board may vary, add to or limit the powers and duties of any officer or officers.

6.13 **Agents and Attorneys**. The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or out of Ontario with all powers of management or otherwise (including the power to subdelegate) that may be thought fit.

6.14 **Fidelity Bonds**. The Board may require any officers, employees and agents of the Corporation to furnish bonds for the faithful performance of their duties, in a form and with any surety that the Board may from time to time prescribe. No director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity provided by it.

6.15 **Disclosure of Interests in Contracts**. An officer shall disclose his or her interest in any contract or transaction with the Corporation in accordance with section 4.10.

7. SHARES

7.1 **Allotment**. Subject to the Act or the Articles, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times, in any manner and to any persons or class of persons that the Board by resolution determines, provided that no share shall be issued until it is fully paid as provided by the Act.

7.2 **Commissions**. The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his or her purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.3 **Share Certificate**. Every holder of one (1) or more shares of the Corporation shall be entitled, at the holder's option, to a security certificate or to a non-transferable written certificate of acknowledgment of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Unless otherwise determined by resolution of the Board, security certificates shall be signed by:

(a) the chair of the Board, the chief executive officer, the president, a vice-president or a director,

and any one of:

(b) the chief financial officer, secretary, treasurer, any assistant secretary or any assistant treasurer or a director

and need not be under corporate seal.

Certificates representing shares in respect of which a transfer agent and registrar (which term includes a branch transfer agent and registrar) have been appointed shall not be valid unless countersigned manually by or on behalf of the transfer agent and registrar. The corporate

seal of the Corporation and the signature of one of the signing officers, or in the case of security certificates representing shares in respect of which a transfer agent and registrar have been appointed, the signatures of both signing officers and/or transfer agent and registrar, may be printed, engraved, lithographed or otherwise mechanically reproduced in facsimile upon the security certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer and/or transfer agent and registrar whose signature it reproduces and shall be binding upon the Corporation. Security certificates so executed shall be valid notwithstanding that one (1) or both of the officers whose signature (whether manual or otherwise) appears thereon no longer holds office at the date of issue or delivery of the certificate.

7.4 **Replacement of Security Certificate**. Subject to the provisions of the Act, the Board may by resolution prescribe, either generally or in a particular case, the conditions upon which a new security certificate may be issued in lieu of and upon cancellation of a security certificate which has been mutilated or in substitution for a certificate which has been lost, apparently destroyed or wrongfully taken.

7.5 **Registration of Transfer**. Subject to the provisions of the Act, no transfer of shares shall be registered in a register of transfers or branch register of transfers except upon surrender of the certificate representing the shares with a transfer endorsed on it or delivered with it duly executed by the registered holder or by his or her attorney or successor duly appointed, together with any assurance or evidence of signature, identification and authority to transfer that the Board may from time to time prescribe, and upon payment of all applicable taxes.

7.6 **Transfer Agent and Registrar**. The directors may from time to time by resolution appoint or remove a transfer agent and a registrar (who may, but need not, be the same individual or corporation) and one (1) or more branch transfer agents and registrars (who may, but need not, be the same individual or corporation) for the shares in the capital stock of the Corporation and may provide for the transfer of shares in one (1) or more places and may provide that shares will be interchangeably transferable or otherwise.

7.7 **Closing Register**. The Board may by resolution close the register of transfers and the branch register or registers of transfers, if any, for not more than forty-eight (48) hours exclusive of Saturdays and holidays (as defined in the Interpretations Act of Ontario for the time being in force) immediately preceding any meeting of the shareholders.

7.8 **Joint Shareholders**. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereto, any delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

7.9 **Deceased Shareholders**. In the event of the death of a holder, or one (1) of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8. MEETINGS OF SHAREHOLDERS

8.1 **Annual Meetings**. The directors shall call an annual meeting of shareholders not later than fifteen (15) months after holding the last preceding annual meeting. The annual meeting of shareholders of the Corporation shall be held at a time and on a day in each year as the Board from time to time determines, for the purpose of receiving the reports and financial statements required by the Act to be laid before the annual meeting, electing directors, appointing auditors and fixing or authorizing the Board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

8.2 **Special Meetings**. The Board may at any time call a special meeting of shareholders for the transaction of any business which may properly be brought before a meeting of shareholders.

8.3 **Place of Meetings**. Subject to the Articles, meetings of shareholders shall be held at the registered office of the Corporation or at any other place within or outside Ontario that the Board from time to time determines.

8.4 **Deemed List of Shareholders**. Where the Corporation does not prepare a separate list of shareholders entitled to receive notice of a meeting, the names of persons appearing in the securities register:

(a) at the close of business on the record date, if a record date for the meeting is fixed pursuant to section 8.5; or

(b) if there is no record date, at the close of business on the day immediately preceding the day on which notice of the meeting is given; or

(c) if no notice is given, on the day on which the meeting is held,

as the holder of one (1) or more shares carrying the right to vote at the meeting shall be deemed to be a list of shareholders.

8.5 **Record Date for Notice**. For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for determination of the shareholders, but the record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held. If required by the Act, notice of the record date shall be given not less than seven (7) days before the record date by newspaper advertisement in the manner provided by

the Act. If no record date for notice is fixed by the Board, the record date for notice shall be at the close of business on the day immediately preceding the day on which notice is given, or if no notice is given, the day on which the meeting is held.

8.6 **Notice of Meetings**. Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the date of the meeting to the auditor of the Corporation, to each director, and to each person whose name appears on the records of the Corporation at the close of business on the record date for notice as a shareholder entitled to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution or by-law to be submitted to the meeting.

8.7 **Quorum**. The quorum for the transaction of business at a meeting of shareholders is two (2) persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least five (5) percent of the issued shares entitled to be voted at the meeting.

8.8 **Chair and Secretary**. The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:

chair of the Board, chief executive officer, president, or a vice-president.

If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one (1) of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person who need not be a shareholder to act as secretary of the meeting.

8.9 **Right to Vote**. Except as provided in the Act, at each meeting of shareholders every shareholder shall be entitled to vote who is at the proper time entered in the books of the Corporation as the holder of one (1) or more shares carrying the right to vote at the meeting. However, if the shares in question have been mortgaged, the person who mortgaged the shares (or his or her proxy) may nevertheless represent the shares at meetings and vote in respect of them unless in the instrument creating the mortgage he or she has expressly empowered the holder of the mortgage to vote them, in which case, the holder (or his or her proxy) may attend meetings and vote in respect of the shares upon filing with the secretary of the meeting sufficient proof of the terms of the instrument. Subject to the Act and the Articles, where, after the date on which a list of shareholders entitled to receive notice of a meeting is prepared in accordance with the Act, a shareholder named in such list transfers any of his or her shares, the transferee of those shares shall be entitled to vote the shares at the meeting if, any time before the meeting the transferee,

(a) produces properly endorsed share certificates, or

(b) otherwise establishes that he or she owns the shares.

8.10 **Representatives**. An executor, administrator, committee, guardian or trustee of a shareholder of record and where a corporation is executor, administrator, committee, guardian or trustee, any person duly appointed proxy for the corporation, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall represent the shares in his, her or its hands at all meetings of the shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there is more than one (1) executor, administrator, committee, guardian or trustee, the provisions of section 8.11 shall apply.

8.11 **Joint Shareholders**. If shares are held jointly by two (2) or more persons, any one (1) of them present or represented by proxy at a meeting of the shareholders of the Corporation, may in the absence of the other or others vote on them, but if more than one (1) of them are present or represented by proxy they shall vote together on the shares jointly held.

8.12 **Proxies**. Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxy holder or one (1) or more alternate proxy holders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent and with the authority conferred by the proxy. A proxy shall be in writing or by electronic signature and executed by the shareholder or the shareholder's attorney who is authorized by a document that is signed in writing or by electronic signature. An instrument appointing a proxy shall contain the date and the appointment and name of the proxy holder and may contain a revocation of a former instrument of proxy, restrictions, limitations or instructions as to the manner in which the shares covered by the instrument are to be voted or a restriction or limitation as to the number of shares covered by the instrument, but nothing else unless provided by law.

8.13 **Time for Deposit of Proxies**. The Board may fix a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

8.14 **Scrutineers**. At each meeting of shareholders one (1) or more scrutineers may be appointed by a resolution of the meeting or by the chair with the consent of the meeting to serve at the meeting. Such scrutineers need not be shareholders of the Corporation.

8.15 **Voting**.

(1) Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a vote by show of hands, a ballot is required by the chair of the meeting or is demanded by any person present and entitled to vote at the meeting. On a show of hands, each person present at the meeting and entitled to vote shall, subject to the Act, have one (1) vote. Whenever a vote by show of hands is taken upon a question, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question.

(2) On a ballot, each person present at the meeting and entitled to vote shall, subject to the Act and the Articles, have one (1) vote for each share in respect of which that person is entitled to vote. A ballot so required or demanded shall be taken in the manner as the chair shall direct.

(3) Unless otherwise required by the Act or the Articles, every question at a meeting of shareholders shall be decided by a majority of the votes cast on the question. In the event of an equality of votes on any question at a meeting of shareholders either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

8.16 **Adjournment**. The Chair may with the consent of any meeting adjourn the meeting, and no notice of the adjournment need be given to the shareholders where the meeting is adjourned for less than thirty (30) days in aggregate. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling it.

9. EXECUTION OF DOCUMENTS

9.1 **Signing Officers**. Contracts, documents or any instruments in writing requiring the signature of the Corporation may be signed by any director or officer of the Corporation, and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The Board shall have the power from time to time by resolution to appoint any officer or other person on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

9.2 **Seal**. The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing so signed or by any officer or other person appointed by resolution of the Board.

9.3 **Signatures on Documents**. The signature of any director or officer of the Corporation, or other persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be mechanically reproduced upon all

contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued on behalf of the Corporation. All contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature of any of the foregoing officers or persons shall be so reproduced, shall be as valid as if they had been signed manually, notwithstanding that the officers or persons whose signatures are so reproduced may have ceased to hold office at the date of delivery or issue of the contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation.

9.4 **Execution in Counterpart**. Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed by more than one person for the purposes of the Act may be executed in several documents of like form each of which is executed by one or more of such persons, and such documents, when duly executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document for the purposes of the Act.

10. NOTICES

10.1 **Method of Notification**. Except as otherwise provided in the Articles, any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her recorded address or if mailed to the person at his or her recorded address by prepaid mail, or if sent to the person at his or her recorded address by telegram, telex or other electronic means that produces a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or at the recorded address. A notice so mailed shall be deemed to have been given on the fifth day after it is deposited in a post office or a public letter box; and a notice sent by telegram, telex or other electronic means shall be deemed to have been given when dispatched or sent. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer or auditor in accordance with any information believed by him or her to be reliable.

10.2 **Omissions and Errors**. The accidental omission to give any notice to any shareholder, director, officer or auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to the notice or otherwise founded on it.

10.3 **Notice to Joint Shareholders**. All notices with respect to any shares registered in more than one (1) name may, if more than one (1) address appears on the books of the Corporation in respect of the joint holding, be given to the joint shareholders at the first address so appearing and notice so given shall be sufficient notice to all of them.

10.4 **Persons Entitled by Death or Operation of Law**. Every person who by operation of law, transfer, death of a shareholder or by any other means whatsoever becomes entitled to any share shall be bound by every notice in respect of the share which is duly given to the person from whom he or she derives his or her title to the share before his or her name and address are entered on the securities register of the Corporation (whether this is before or after the happening of the event by which he or she became entitled) and before he or she furnishes to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

10.5 **Waiver of Notice**. Any shareholder (or his or her duly appointed proxy holder), director, officer, auditor or member of a committee of the Board may waive in writing any notice required to be given to him or her under any provision of the Act, the Articles, the By-laws or otherwise and the waiver, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in giving notice.

10.6 **Computation of Time**. In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be excluded.

10.7 **Undelivered Notices**. If any notice given to a shareholder pursuant to section 10.1 is returned on three (3) consecutive occasions because the person cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the Corporation is informed in writing of the new address for such person.

11. REPEAL AND EFFECTIVE DATE

11.1 **Repeal**. Upon this by-law coming into force, all other by-laws of the Corporation are repealed provided that such repeal shall not affect the previous operation of such by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under the validity of any contract or agreement made pursuant to any such by-laws prior to their repeal. All officers and persons acting under such by-laws so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such repealed by-laws shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

11.2 **Effective Date**. This by-law comes into force upon confirmation by the shareholders of the Corporation in accordance with the Act.

ENACTED and confirmed this ● day of ●, 20●.

Chairman

Secretary

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF MINEFINDERS CORPORATION LTD. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 16, 2005 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Mark H. Bailey**, the President, Chief Executive Officer and a director of the Company, or failing this person, **Paul C. MacNeill**, the Corporate Secretary and a director of the Company, or in the place of both of the foregoing, ______________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or ______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this Proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

		For	Against
1.	To set the number of directors at six.	☐	☐
		For	**Withhold**
2. (a)	to elect Mark H. Bailey as director	☐	☐
(b)	to elect James Martin Dawson as director	☐	☐
(c)	to elect H. Leo King as director	☐	☐
(d)	to elect Robert L. Leclerc as director	☐	☐
(e)	to elect Anthonie Luteijn as director	☐	☐
(f)	to elect Paul C. MacNeill as director	☐	☐

		For	Withhold
3.	To appoint BDO Dunwoody LLP, Chartered Accountants, as the auditor.	☐	☐
		For	**Against**
4.	To authorize the directors to set the auditor's remuneration.	☐	☐
5.	To confirm proposed new By-law No. 7 and repeal all prior by-laws of the Company.	☐	☐
6.	To transact such other business as may properly come before the Meeting and any adjournment thereof.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ________________________________ **Date:** ______________________
(Proxy must be signed and dated)

Name: ________________________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **CIBC Mellon Trust Company** by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of **CIBC Mellon Trust Company is Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1** and its fax number is **(604) 688-4301.***

SHAREHOLDERS SHOULD REVIEW CAREFULLY THE NOTES TO PROXY SET FORTH OVERLEAF.

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person***, please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

MINEFINDERS CORPORATION LTD.

Dear Shareholder:

As a registered shareholder of **Minefinders Corporation Ltd.**, you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 4726.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for **Minefinders Corporation Ltd.** and send me their interim financial statements.

(Please Print)

Name ____________________________

Address __________________________

____

____

Postal Code/Zip Code ______________

4726

MINEFINDERS CORPORATION LTD.

Dear Shareholder:

As a non-registered shareholder of **Minefinders Corporation Ltd.**, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 4726A.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for **Minefinders Corporation Ltd.** and send me their financial statements as indicated below:

Interim Financial Statements
Annual Financial Statements

(Please Print)

Name ______________________________

Address ____________________________

____

____

Postal Code/Zip Code ______________

4726A